UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY

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DOCUMENT SEQUENCE NO.

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CUSIP NUMBER

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WORK LOCATION

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1(a) NAME OF ISSUER

     Kronos Worldwide, Inc.
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1(b) IRS IDENT. NO.          1(c) SEC FILE NO.
     37-0364250                   1-3919
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1(d) ADDRESS OF ISSUER         STREET

     Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700
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1(d) CITY STATE ZIP CODE

     Dallas, Texas 75240-2697
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1(e) TELEPHONE      AREA CODE               NUMBER
                     (972)                 233-1700
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     NL Industries, Inc.
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2(b) IRS IDENT. NO.          (c) RELATIONSHIP TO ISSUER

     13-5267260              10% Stockholder
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2(d) ADDRESS STREET

     Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700
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2(d) CITY STATE ZIP CODE

     Dallas, Texas 75240-2697
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INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the IRS Identification Number and the SEC File Number.

               (b)
               Name and Address of        SEC USE  (c)
               Each Broker Through        ONLY     Number                                        (f)
3(a)           Whom the Securities                 of Shares     (d)           (e)               Approximate     (g)
Title of the   are to be Offered or       Broker-  or Other      Aggregate     Number of Shares  Date            Name of
Class of       Each Market Maker          Dealer   Units To Be   Market        or Other Units    of Sale (See    Each Securities
Securities     who is Acquiring           File     Sold (See     Value (See    Outstanding (See  instr. 3(f))    Exchange (See
To Be Sold     the Securities             Number   instr. 3(c))  instr. 3(d))  instr. 3(e))      (MO.DAY.YR)     instr. 3(g))
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
Common Stock    First Southwest Company            Up to 250,000  $10,075,000    48,946,049        01/07/05        NYSE
                325 N. St. Paul                                                                    and
                Suite 800                                                                          thereafter
                Dallas, Texas 75201
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

INSTRUCTIONS:
1.(a) Name of issuer.
  (b) Issuer's IRS Identification Number.
  (c) Issuer's SEC file number, if any.
  (d) Issuer's address, including zip code.
  (e) Issuer's telephone number, including area code.

2.(a) Name of person for whose account the securities are to be sold.
  (b) Such person's IRS identification number, if such person is an entity.
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing).
  (d) Such person's address, including zip code.

3.(a) Title of the class of securities to be sold.
  (b) Name and address of each broker through whom the securities are intended to be sold.
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of                Date of     Nature
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired      Payment     of Payment
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
Common     10/16/89  Initial capitalization     Issuer.                   100% of the outstanding  10/16/89    Cash
Stock                of the issuer.                                       common stock
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

INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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
NL Industries, Inc.                Common Stock                12/2/04         150,000       $6.2 million
Three Lincoln Centre                                           through
5430 LBJ Freeway, Suite 1700                                   01/07/05
Dallas, Texas 75240
---------------------------------------------------------------------------------------------------------

REMARKS:


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


                              NL Industries, Inc.
    January 7, 2005           By: /s/ Gregory M. Swalwell, Vice President
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     (DATE OF NOTICE)                            (SIGNATURE)


 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).